American Trust Investment Services, Inc.

1244 119th Street

Whiting, IN 46394

April 8, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Matthew Derby Mr. Edwin S. Kim

Re:	Tianci International, Inc.
Registration Statement on Form S-1
File No. 333-280089 (the “Registration Statement”)

Dear Mr. Matthew Derby and Mr. Edwin S. Kim:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), we hereby join the Company’s request for acceleration of the above- referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time on April 9, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated March 14, 2025 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Ye & Associates, P.C., counsel of the representative of the underwriters, at 929-300-7489 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

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Very truly yours,

As representative of the underwriters

American Trust Investment Services, Inc.

By:	/s/ Ian E. Lippy
	Name:	Ian E. Lippy
	Title:	Chief Operating Officer

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